UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended September 30, 2019 and 2018

(Expressed in Canadian Dollars)

Notice to Readers of the Unaudited Condensed Consolidated Interim Financial Statements

for the three months ended September 30, 2019

The unaudited condensed consolidated interim financial statements of New Pacific Metals Corp. (the “Company”) for the three months ended September 30, 2019 (the “Financial Statements”) have been prepared by management and have not been reviewed by the Company’s independent auditors. The Financial Statements should be read in conjunction with the Company’s audited financial statements for the year ended June 30, 2019 which are available under the Company’s profile on SEDAR at www.sedar.com. The Financial Statements are stated in terms of Canadian dollars and are prepared in accordance with International Financial Reporting Standards (“IFRS”).

New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian dollars)

	Notes	September 30, 2019	June 30, 2019
ASSETS
Current Assets
Cash and cash equivalents		$29,396,556	$27,849,961
Bonds	3	8,785,192	10,942,898
Receivables		369,562	259,600
Deposits and prepayments		360,782	142,370
		38,912,092	39,194,829

Non-current Assets
Reclamation deposits		15,075	15,075
Other tax receivable	4	2,355,128	1,800,713
Equity investments	5	2,061,386	5,110,893
Plant and equipment	6	1,342,009	1,310,803
Mineral property interests	7	82,392,879	76,816,082
TOTAL ASSETS		$127,078,569	$124,248,395

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$2,300,401	$1,621,403
Payable for mineral property acquisition		263,120	394,680
Due to a related party	8	99,894	89,189
		2,663,415	2,105,272

Non-current liabilities
Payable for mineral property acquisition		-	263,120
Total Liabilities		2,663,415	2,368,392

Equity
Share capital		150,748,383	150,005,738
Share-based payment reserve		19,715,742	19,978,062
Accumulated other comprehensive income		4,055,612	3,264,901
Deficit		(50,045,075)	(51,331,013)
Total equity attributable to the equity holders of the Company		124,474,662	121,917,688

Non-controlling interests	10	(59,508)	(37,685)
Total Equity		124,415,154	121,880,003

TOTAL LIABILITIES AND EQUITY		$127,078,569	$124,248,395

Approved on behalf of the Board:

(Signed) David Kong

Director

(Signed) Rui Feng

Director

See accompanying notes to the unaudited condensed consolidated interim financial statements

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New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Income (Loss)

(Expressed in Canadian dollars)

		Three months ended September 30,
	Notes	2019	2018

Income from investments
Gain (loss) on equity investments	4	$2,183,627	$(364,957)
Fair value change and interest earned on bonds	3	(78,074)	480,839
Interest income		9,895	1,315
		2,115,448	117,197

Operating expenses
Consulting		25,756	-
Depreciation		2,189	3,541
Filing and listing		63,013	2,935
Investor relations		278,310	40,549
Professional fees		17,145	54,304
Salaries and benefits		202,998	182,064
Office and administration		123,604	75,850
Share-based compensation	9(b)	295,925	172,030
Income (loss) before other income and expenses		1,106,508	(414,076)

Other income (expense)
Foreign exchange gain (loss)		176,342	(344,842)
Other income		-	1,381
		176,342	(343,461)

Net income (loss)		$1,282,850	$(757,537)

Attributable to:
Equity holders of the Company		$1,285,938	$(752,583)
Non-controlling interests	10	(3,088)	(4,954)
		$1,282,850	$(757,537)

Earnings (loss) per share attributable to the equity holders of the Company
Basic earnings (loss) per share		$0.01	$(0.01)
Diluted earnings (loss) per share		$0.01	$(0.01)
Weighted average number of common shares - basic		142,610,551	132,484,153
Weighted average number of common shares - diluted		145,027,631	132,484,153

See accompanying notes to the unaudited condensed consolidated interim financial statements

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New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

(Expressed in Canadian dollars)

		Three months ended September 30,
	Notes	2019	2018
Net income (loss)		$1,282,850	$(757,537)

Other comprehensive income (loss), net of taxes:

Items that may subsequently be reclassified to net income or loss:

Currency translation adjustment, net of tax of $nil		771,976	(1,398,712)

Other comprehensive income (loss), net of taxes		$771,976	$(1,398,712)

Attributable to:

Equity holders of the Company		$790,711	$(1,353,369)

Non-controlling interests	10	(18,735)	(45,343)

		$771,976	$(1,398,712)

Total comprehensive income (loss), net of taxes		$2,054,826	$(2,156,249)

Attributable to:

Equity holders of the Company		$2,076,649	$(2,105,952)

Non-controlling interests		(21,823)	(50,297)

		$2,054,826	$(2,156,249)

See accompanying notes to the unaudited condensed consolidated interim financial statements

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New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Cash Flows

(Expressed in Canadian dollars)

		Three months ended September 30,
	Notes	2019	2018
Operating activities
Net income (loss)		$1,282,850	$(757,537)
Add (deduct) items not affecting cash:
(Gain) loss on equity investments	4	(2,183,627)	364,957
Fair value change and interest earned on bonds	3	78,074	(480,839)
Interest income		(9,895)	(1,315)
Depreciation		2,189	3,541
Share-based compensation	9(b)	295,925	172,030
Unrealized foreign exchange (gain) loss		(176,342)	344,842
Interest received		9,895	1,315
Changes in non-cash operating working capital	14	344,837	(672,407)
Net cash used in operating activities		(356,094)	(1,025,413)

Investing activities
Mineral property interest
Capital expenditures		(4,782,809)	(3,113,991)
Acquisition of mineral concession		(394,680)	(657,800)
Plant and equipment
Additions		(43,334)	(45,914)
Bonds
Proceeds on disposals	3	1,978,450	1,188,733
Coupon payments	3	223,461	330,244
Equity investments
Proceeds on disposals	4	5,233,134	-
Changes in other tax receivable		(531,380)	(391,383)
Net cash provided by (used in) investing activities		1,682,842	(2,690,111)

Financing activities
Proceeds from issuance of common shares		184,400	148,201
Net cash provided by financing activities		184,400	148,201
Effect of exchange rate changes on cash and cash equivalents		35,447	(185,905)

Increase in cash and cash equivalents		1,546,595	(3,753,228)
Cash and cash equivalents, beginning of the period		27,849,961	14,604,113
Cash and cash equivalents, end of the period		$29,396,556	$10,850,885
Supplementary cash flow information	14

See accompanying notes to the unaudited condensed consolidated interim financial statements

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New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Change in Equity

(Expressed in Canadian dollars, except for share figures)

		Share capital
					Accumulated		Total equity
		Number of		Share-based	other		attributable to the	Non-
		common		payment	comprehensive		equity holders of	controlling
	Notes	shares issued	Amount	reserve	income	Deficit	the Company	interests	Total equity
Balance, July 1, 2018		132,349,479	$124,164,312	$23,440,856	$3,987,952	$(48,910,109)	$102,683,011	$147,422	$102,830,433
Options exercised		260,000	216,619	(68,418)	-	-	148,201	-	148,201
Share-based compensation		-	-	172,030	-	-	172,030	-	172,030
Common shares issued to acquire mineral property interest		250,000	395,313	920,287	-	-	1,315,600	-	1,315,600
Net loss		-	-	-	-	(752,583)	(752,583)	(4,954)	(757,537)
Currency translation adjustment		-	-	-	(1,353,369)	-	(1,353,369)	(45,343)	(1,398,712)
Balance, September 30, 2018		132,859,479	$124,776,244	$24,464,755	$2,634,583	$(49,662,692)	$102,212,890	$97,125	$102,310,015
Options exercised		73,333	66,208	(23,875)	-	-	42,333	-	42,333
Warrants exercised		9,500,000	25,163,286	(5,213,286)	-	-	19,950,000	-	19,950,000
Share-based compensation		-	-	750,468	-	-	750,468	-	750,468
Net loss		-	-	-	-	(1,668,321)	(1,668,321)	(146,897)	(1,815,218)
Currency translation adjustment		-	-	-	630,318	-	630,318	12,087	642,405
Balance, June 30, 2019		142,432,812	$150,005,738	$19,978,062	$3,264,901	$(51,331,013)	$121,917,688	$(37,685)	$121,880,003
Options exercised	9(b)	200,806	282,501	(98,101)	-	-	184,400	-	184,400
Share-based compensation	9(b)	-	-	295,925	-	-	295,925	-	295,925
Common shares issued to acquire mineral property interest	9(c)	291,000	460,144	(460,144)	-	-	-	-	-
Net income		-	-	-	-	1,285,938	1,285,938	(3,088)	1,282,850
Currency translation adjustment		-	-	-	790,711	-	790,711	(18,735)	771,976
Balance, September 30, 2019		142,924,618	$150,748,383	$19,715,742	$4,055,612	$(50,045,075)	$124,474,662	$(59,508)	$124,415,154

See accompanying notes to the unaudited condensed consolidated interim financial statements

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New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three months ended September 30, 2019 and 2018
(Expressed in Canadian dollars, except for share figures)

1. CORPORATE INFORMATION

New Pacific Metals Corp. along with its subsidiaries (collectively, the “Company” or “New Pacific”) is a Canadian mining issuer engaged in exploring and developing mineral properties in Bolivia and Canada. The Company is in the stage of exploring and developing its mineral properties and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and future profitable production or proceeds from the disposition of the mineral property interests.

The Company is publicly listed on the TSX Venture Exchange (“TSX-V”) under the symbol “NUAG” and on the OTCQX Best Market in the United States under the symbol “NUPMF”. The head office, registered and records offices of the Company are located at 1066 West Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of Compliance and Basis of Preparation

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended June 30, 2019. These unaudited condensed consolidated interim financial statements follow the same significant accounting policies set out in Note 2 to the audited consolidated financial statements for the year ended June 30, 2019.

These unaudited condensed consolidated interim financial statements have been prepared on a going concern basis. The Company has a history of losses and no operating revenues from its operations. As at September 30, 2019, the Company had a working capital position of $36,248,677 and sufficient cash resources to meet the Company’s normal exploration and operating needs for, but not limited to, the next 12 months. These unaudited condensed consolidated interim financial statements do not reflect adjustments, which could be material, to the carrying value of assets and liabilities which may be required should the Company be unable to continue as a going concern.

The unaudited condensed consolidated interim financial statements of the Company as at and for the three months ended September 30, 2019 were authorized for issue in accordance with a resolution of the Company’s board of directors (the “Board”) dated on November 19, 2019.

(b) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary; and has the ability to use its power to affect its returns. For non-wholly-owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated statements of financial position. Net income for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary.

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New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three months ended September 30, 2019 and 2018
(Expressed in Canadian dollars, except for share figures)

Balances, transactions, income and expenses between the Company and its subsidiaries are eliminated on consolidation.

Details of the Company’s significant subsidiaries which are consolidated are as follows:

			Proportion of ownership interest held
		Place of	September 30,	June 30,	Mineral
Name of subsidiaries	Principal activity	incorporation	2019	2019	properties
New Pacific Offshore Inc.	Holding company	BVI (i)	100%	100%
SKN Nickel & Platinum Ltd.	Holding company	BVI	100%	100%
Glory Metals Investment Corp. Limited	Holding company	Hong Kong	100%	100%
New Pacific Investment Corp. Limited	Holding company	Hong Kong	100%	100%
New Pacific Andes Corp. Limited	Holding company	Hong Kong	100%	100%
Fortress Mining Inc.	Holding company	BVI	100%	100%
Minera Alcira S.A.	Mining company	Bolivia	100%	100%	Silver Sand
NPM Minerales S.A.	Mining company	Bolivia	100%	100%
Colquehuasi S.R.L.	Mining company	Bolivia	100%	100%
Qinghai Found Mining Co., Ltd.	Mining company	China	82%	82%	RZY
Tagish Lake Gold Corp.	Mining company	Canada	100%	100%	TLG
(i) British Virgin Islands ("BVI")

3. BONDS

The Company acquired bonds issued by other companies from various industries through the open market. These bonds were held to receive coupon interest payments as well as to realize potential gains. The bonds may also be disposed on demand through the open market should the Company require funds for operational or investment needs. The Company accounts for the bonds at fair value at each reporting date.

The continuity of bonds is summarized as follows:

Amount
Balance, July 1, 2018	$18,114,026
Interest earned	882,960
Gain on fair value change	631,809
Coupon payment	(853,076)
Disposition	(7,700,006)
Foreign currency translation impact	(132,815)
Balance, June 30, 2019	$10,942,898
Interest earned	154,267
Loss on fair value change	(232,341)
Coupon payment	(223,461)
Disposition	(1,978,450)
Foreign currency translation impact	122,279
Balance, September 30, 2019	$8,785,192

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New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three months ended September 30, 2019 and 2018
(Expressed in Canadian dollars, except for share figures)

4. OTHER TAX RECEIVABLE

Other tax receivable composed of value-added tax (“VAT”) imposed by the Bolivian government. The Company had VAT outputs through its exploration costs and general expenses incurred in Bolivia. These VAT outputs are deductible against future VAT inputs that will be generated through sales.

5. EQUITY INVESTMENTS

Equity investments represent equity interests of other publicly-trading or privately-held companies that the Company has acquired through the open market or through private placements. These equity interests consist of common shares and warrants. Equity investments are classified as FVTPL and are measured at fair value on initial recognition and subsequent measurement. The fair value of warrants was determined using the Black-Scholes pricing model as at the acquisition date as well as at each period end.

The equity investments are summarized as follow:

	September 30, 2019	June 30, 2019
Common shares
Public companies	$1,280,750	$4,443,963
Private companies	331,075	327,175
Warrants
Public companies	449,561	339,755
	$2,061,386	$5,110,893

The fair values of the warrants were estimated using the Black Scholes options pricing model with the following assumptions:

	September 30, 2019	June 30, 2019
Risk free interest rate	1.40%	1.39%
Expected volatility	128%	130%
Expected life of warrants in years	1.93	2.19

The continuity of equity investments is summarized as follows:

		Accumulated mark-to-
		market gain included in net
	Fair value	income
Balance, July 1, 2018	$5,758,627	$3,112,656
Proceeds on disposal	(570,561)	-
Change in fair value	(77,173)	(77,173)
Balance, June 30, 2019	$5,110,893	$3,035,483
Proceeds on disposal	(5,233,134)	-
Change in fair value	2,183,627	2,183,627
Balance, September 30, 2019	$2,061,386	$5,219,110

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New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three months ended September 30, 2019 and 2018
(Expressed in Canadian dollars, except for share figures)

6. PLANT AND EQUIPMENT

				Office
	Land and		Motor	equipment and	Computer
Cost	building	Machinery	vehicles	furniture	software	Total
Balance, July 1, 2018	$890,754	$1,316,781	$238,827	$188,342	$126,272	$2,760,976
Additions	833,931	68,060	115,041	44,382	-	1,061,414
Foreign currency translation impact	(9,450)	(3,573)	(2,934)	(3,358)	(15)	(19,330)
Balance, June 30, 2019	$1,715,235	$1,381,268	$350,934	$229,366	$126,257	$3,803,060
Additions	-	32,387	-	10,947	-	43,334
Foreign currency translation impact	9,829	2,316	2,644	(738)	(9)	14,042
Balance, September 30, 2019	$1,725,064	$1,415,971	$353,578	$239,575	$126,248	$3,860,436

Accumulated depreciation and amortization
Balance as at July 1, 2018	$(890,754)	$(1,132,264)	$(104,390)	$(161,759)	$(126,223)	$(2,415,390)
Depreciation and amortization	-	(17,400)	(37,728)	(25,465)	-	(80,593)
Foreign currency translation impact	-	409	880	2,424	13	3,726
Balance, June 30, 2019	$(890,754)	$(1,149,255)	$(141,238)	$(184,800)	$(126,210)	$(2,492,257)
Depreciation and amortization	-	(6,515)	(13,252)	(6,760)	-	(26,527)
Foreign currency translation impact	-	(276)	(550)	1,175	8	357
Balance, September 30, 2019	$(890,754)	$(1,156,046)	$(155,040)	$(190,385)	$(126,202)	$(2,518,427)

Carrying amount
Balance, June 30, 2019	$824,481	$232,013	$209,696	$44,566	$47	$1,310,803
Balance, September 30, 2019	$834,310	$259,925	$198,538	$49,190	$46	$1,342,009

7. MINERAL PROPERTY INTERESTS

(a) Silver Sand Property

On July 20, 2017, the Company acquired the Silver Sand Property. The Silver Sand Property is located in the PotosíDepartment, Bolivia. The property consists of 17 contiguous concessions totalling 3.15 square kilometres in size.

The Company commenced preparation work for the planned exploration program after the acquisition of the Silver Sand Property. In October 2017, the Company successfully received exploration permits required by the relevant Bolivian government authorities and immediately commenced 2018 drill program on the property. By mid-December 2018, a total of 55,010 metres in 195 HQ size diamond core drill holes had been completed. In April 2019, the Company commenced the 2019 drill program at the Silver Sand Property. The total budgeted metreage for 2019 drill program is approximately 55,000 metres of diamond core drilling.

For the three months ended September 30, 2019, total expenditures of $4,839,425 (three months ended September 30, 2018 - $3,179,963) were capitalized under the property for expenditures related to the 2019 drill program, site and camp service and construction, maintaining a regional office in La Paz, and maintaining a management team and workforce for the property.

As part of the Silver Sand Property’s expansion plan, the Company entered into a mining production contract (the “MPC”) in January 2019 with Corporación Minera de Bolivia (“COMIBOL”) to explore and mine the area adjoining the Silver Sand Property. The MPC remains subject to ratification by the Plurinational Legislative Assembly of Bolivia. In addition, in July 2018, the Company entered into an agreement with private owners to acquire their 100% interest in certain mineral concessions located adjacent to the Silver Sand Property by cash payments of $1,315,600 (US$1,000,000) and issuance of 832,000 common shares (see note 9 (c)). During Fiscal 2019, cash payments of $657,800 (US$500,000) were paid and 250,000 common shares were issued to the vendors. For the three months ended September 30, 2019, cash payments of $394,680 (US$300,000) were paid and 291,000 common shares were issued to the vendors. Future cash payments of $263,120 (US$200,000) were accrued as payable for mineral property acquisition as at September 30, 2019.

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New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three months ended September 30, 2019 and 2018
(Expressed in Canadian dollars, except for share figures)

(b) Tagish Lake Gold Property

The Tagish Lake Gold Property, covering an area of 254 square kilometres, is located in Yukon Territory, Canada, and consists of 1,510 mining claims with three identified gold and gold-silver mineral deposits: Skukum Creek, Goddell Gully and Mount Skukum.

(c) RZY Project

The RZY Project, located in Qinghai, China is an early stage silver-lead-zinc exploration project, situated on a high plateau with an average elevation of 5,000 metres above sea level. The RZY Project is located approximately 237 kilometres via paved and gravel roads from the city of Yushu Tibetan Autonomous Prefecture, or 820 kilometres via paved highway from Qinghai Province’s capital city of Xining. In 2016, the Qinghai Government issued a moratorium which suspended exploration for twenty six mining projects in the region, including the RZY Project, and classified the region as a National Nature Reserve Area.

During the three months ended September 30, 2019, the Company’s subsidiary, Qinghai Found, reached a compensation agreement (the “Agreement”) with the Qinghai Government for the RZY Project. Pursuant to the Agreement, Qinghai Found will surrender its title of the RZY Project to the Qinghai Government for one-time cash compensation of $3.8 million (RMB ¥20 million). The process is expected to be completed in Fiscal 2020.

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New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three months ended September 30, 2019 and 2018
(Expressed in Canadian dollars, except for share figures)

The continuity schedule of mineral property acquisition costs and deferred exploration and development costs is summarized as follows:

Cost	Silver Sand	Tagish Lake	RZY Project	Total
Balance, July 1, 2018	$60,374,656	$-	$4,488,108	$64,862,764
Capitalized exploration expenditures
Drilling and assaying	6,978,112	-	-	6,978,112
Project management and support	2,980,841	-	-	2,980,841
Camp service	742,163	-	-	742,163
Geological surveys	4,170	-	-	4,170
Permitting	7,401	-	-	7,401
Acquisition of mineral concessions	2,631,200	-	-	2,631,200
Other	13,237	-	-	13,237
Impairment	-	-	(779,823)	(779,823)
Foreign currency impact	(450,362)	-	(173,621)	(623,983)
Balance, June 30, 2019	$73,281,418	$-	$3,534,664	$76,816,082
Capitalized exploration expenditures
Reporting and assessment	59,868	-	-	59,868
Drilling and assaying	3,551,159	-	-	3,551,159
Project management and support	1,026,551	-	-	1,026,551
Camp service	168,923	-	-	168,923
Camp construction	19,806	-	-	19,806
Permitting	6,516	-	-	6,516
Other	6,602	-	-	6,602
Foreign currency impact	835,659	-	(98,287)	737,372
Balance, September 30, 2019	$78,956,502	$-	$3,436,377	$82,392,879

8. RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in the condensed consolidated interim financial statements are as follows:

Due to a related party	September 30, 2019	June 30, 2019
Silvercorp Metals Inc.	$99,894	$89,189

Silvercorp Metals Inc. (“Silvercorp”) has two directors and two officers in common with the Company. Silvercorp and the Company share office space and Silvercorp provides various general and administrative services to the Company. During the three months ended September 30, 2019, the Company recorded total expenses of $188,637 (three months ended September 30, 2018 - $61,419) for services rendered and expenses incurred by Silvercorp on behalf of the Company.

9. SHARE CAPITAL

(a) Share Capital - authorized share capital

Unlimited number of common shares without par value.

Page | 11

New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three months ended September 30, 2019 and 2018
(Expressed in Canadian dollars, except for share figures)

(b) Stock Options

The continuity schedule of stock options, as at September 30, 2019, is as follows:

		Weighted average
	Number of options	exercise price
Balance, July 1, 2018	4,145,000	0.87
Options granted	2,155,000	2.16
Options exercised	(333,333)	0.57
Options cancelled	(11,667)	0.89
Options expired	(50,000)	0.57
Balance, June 30, 2019	5,905,000	1.36
Options exercised	(200,806)	0.92
Options cancelled	(154,167)	1.85
Balance, September 30, 2019	5,550,027	1.37

Option pricing model requires the input of subjective assumptions including the expected volatility. Changes in the assumptions can materially affect the fair value estimate and therefore, the existing models do not necessarily provide a reliable estimate of the fair value of the Company’s stock options. The Company’s expected volatility is based on the historical volatility of the Company’s share price on the TSX-V.

For the three months ended September 30, 2019, a total of $295,925 (three months ended September 30, 2018 - $172,030) were recorded as share-based compensation expense.

The following table summarizes information about stock options outstanding as at September 30, 2019:

	Number of options	Weighted	Number of options	Weighted
Exercise	outstanding as at	average remaining	exercisable as at	average
prices	9/30/2019	contractual life (years)	9/30/2019	exercise price
$0.55	1,555,000	2.09	1,279,169	$0.55
1.15	1,755,000	2.83	1,170,001	$1.15
1.57	200,000	3.19	100,000	$1.57
2.15	1,940,027	4.40	310,864	$2.15
2.30	100,000	4.56	-	-
0.55 - 2.30	5,550,027	3.21	2,860,034	$1.01

Subsequent to September 30, 2019, a total of 25,000 options with exercise price of $1.15 were exercised for proceeds of $28,750.

(c) Common Shares Issued for Mineral Property Interest

As part of the consideration given to acquire certain mineral concessions located adjacent to the Silver Sand Property (see note 7(a)), the Company agreed to issue a total of 832,000 common shares to the vendors valued at $1,315,600 (US$1,000,000) in 2018. During the three months ended September 30, 2019, 291,000 common shares valued at $460,144 (three months ended September 30, 2018 – 250,000 common shares valued at $395,313) were issued and recorded under share capital. Future issuance of 291,000 shares valued at $460,143 was recorded under share-based payment reserve.

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New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three months ended September 30, 2019 and 2018
(Expressed in Canadian dollars, except for share figures)

(d) Bought Deal Financing

Subsequent to quarter end, the Company successfully closed a bought deal financing underwritten by BMO Capital Markets on October 25, 2019 to issue a total of 4,312,500 common shares at a price of $4.00 per common share for gross proceeds of $17,250,000. The underwriter’s fee and other issuance costs for the transaction were approximately $1,200,000.

10. NON-CONTROLLING INTEREST

Qinghai Found
Balance, July 1, 2018	$147,422
Share of net loss	(151,851)
Share of other comprehensive loss	(33,256)
Balance, June 30, 2019	$(37,685)
Share of net loss	(3,088)
Share of other comprehensive loss	(18,735)
Balance, September 30, 2019	$(59,508)

As at September 30, 2019 and June 30, 2019, the non-controlling interest in the Company’s subsidiary Qinghai Found Mining Co., Ltd. was 18%.

11. FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk, and equity price risk in accordance with its risk management framework. The Board has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a) Fair Value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of inputs used in making the measurements as defined in IFRS 7 – Financial Instruments: Disclosures (“IFRS 7”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

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New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three months ended September 30, 2019 and 2018
(Expressed in Canadian dollars, except for share figures)

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy as at September 30, 2019 and June 30, 2019 that are not otherwise disclosed. As required by IFRS 7, financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at September 30, 2019
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalents	$29,396,556	$-	$-	$29,396,556
Bonds	8,785,192	-	-	8,785,192
Common shares(1)	1,280,750	-	331,075	1,611,825
Warrants	-	449,561	-	449,561

(1) Common shares in private companies are Level 3 financial instruments

	Fair value as at June 30, 2019
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalents	$27,849,961	$-	$-	$27,849,961
Bonds	10,942,898	-	-	10,942,898
Common shares(1)	4,443,963	-	327,175	4,771,138
Warrants	-	339,755	-	339,755

(1)Common shares in private companies are Level 3 financial instruments

Fair value of other financial instruments excluded from the table above approximates their carrying amount as of September 30, 2019 and June 30, 2019, respectively.

There were no transfers into or out of Level 3 during the period.

(b) Liquidity Risk

The Company has a history of losses and no operating revenues from its operations. Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. As at September 30, 2019, the Company had a working capital position of $36,248,677 and sufficient cash resources to meet the Company’s short-term financial liabilities and its planned exploration expenditures on the Silver Sand Property for, but not limited to, the next 12 months.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities:

	September 30, 2019		June 30, 2019
	Due within a year	Total	Total
Trade and other payables	$2,300,401	$2,300,401	$1,621,403
Due to a related party	99,894	99,894	89,189
Payable for mineral property acquisition	263,120	263,120	657,800
	$2,663,415	$2,663,415	$2,368,392

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New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three months ended September 30, 2019 and 2018
(Expressed in Canadian dollars, except for share figures)

(c) Foreign Exchange Risk

The Company is exposed to foreign exchange risk when it undertakes transactions and holds assets and liabilities denominated in foreign currencies other than its functional currencies. The Company currently does not engage in foreign exchange currency hedging. The Company’s exposure to foreign exchange risk is summarized as follows:

The amounts are expressed in CAD equivalents	September 30, 2019	June 30, 2019
United States dollars	$18,553,773	$17,615,304
Bolivianos	91,400	191,204
Chinese RMB	299,134	191,645
Financial assets in foreign currency	$18,944,307	$17,998,153

United States dollars	$1,647,899	$1,330,481
Chinese RMB	133,850	4,258
Financial liabilities in foreign currency	$1,781,749	$1,334,739

As at September 30, 2019, with other variables unchanged, a 1% strengthening (weakening) of the U.S. dollar against the CAD would have increased (decreased) net income by approximately $169,000.

As at September 30, 2019, with other variables unchanged, a 1% strengthening (weakening) of the Bolivianos against the CAD would have increased (decreased) net income by approximately $900.

As at September 30, 2019, with other variables unchanged, a 1% strengthening (weakening) of the Chinese RMB against the CAD would have increased (decreased) net income by approximately $1,650.

(d) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash and cash equivalents primarily include highly liquid investments that earn interest at market rates that are fixed to maturity. The Company also holds a portion of cash and cash equivalents in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of September 30, 2019. The Company also owns bonds that earn coupon payments at fixed rates to maturity. Fluctuation in market interest rates usually will have an impact on bond’s fair value. An increase in market interest rates will generally reduce bond’s fair value while a decrease in market interest rates will generally increase it. The Company monitors market interest rate fluctuations closely and adjusts the investment portfolio accordingly.

(e) Credit Risk

Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meets its contractual obligations. The Company’s exposure to credit risk is primarily associated with cash and cash equivalents, bonds, and receivables. The carrying amount of financial assets included on the statement of financial position represents the maximum credit exposure.

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New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three months ended September 30, 2019 and 2018
(Expressed in Canadian dollars, except for share figures)

The Company has deposits of cash equivalents that meet minimum requirements for quality and liquidity as stipulated by the Board. Management believes the risk of loss to be remote, as majority of its cash and cash equivalents are held with major financial institutions. Bonds by nature are exposed to more credit risk than cash. The Company manages its risk associated with bonds by only investing in large globally recognized corporations from diversified industries. As at September 30, 2019, the Company had a receivables balance of $369,562 (June 30, 2019 - $259,600).

(f) Equity Price Risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on global financial markets. As the Company’s marketable securities holding are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio at September 30, 2019, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign exchange effects would have resulted in an increase (decrease) to net income of approximately $206,000.

12. CAPITAL MANAGEMENT

The Company’s objectives of capital management are intended to safeguard the entity’s ability to support the Company’s normal exploration and operating requirement on an ongoing basis, continue the investment in high quality assets along with safeguarding the value of its development and exploration mineral properties, and support any expansionary plans.

The capital of the Company consists of the items included in equity. The Board does not establish a quantitative return on capital criteria for management. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company’s overall strategy with respect to capital risk management remained unchanged during the period. The Company is not subject to any externally imposed capital requirement as at September 30, 2019.

13. SEGMENTED INFORMATION

The Company operates in four reportable operating segments, one being the corporate segment; the others being the mining segments focused on safeguarding the value of its exploration and development mineral properties in Bolivia, Canada, and China. These reporting segments are components of the Company where separate financial information is available that is evaluated regularly by the Company’s Chief Executive Officer, the chief operating decision maker.

Page | 16

New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three months ended September 30, 2019 and 2018
(Expressed in Canadian dollars, except for share figures)

(a) Segment information for assets and liabilities are as follows:

	September 30, 2019
	Corporate	Mining
	Canada and BVI	Bolivia	Canada	China	Total
Cash and cash equivalents	$28,489,787	$772,090	$29,625	$105,054	$29,396,556
Bonds	8,785,192	-	-	-	8,785,192
Equity investments	2,061,386	-	-	-	2,061,386
Plant and equipment	30,525	1,289,652	-	21,832	1,342,009
Mineral property interests	-	78,956,502	-	3,436,377	82,392,879
Other assets	115,234	2,768,216	15,075	202,022	3,100,547
Total Assets	$39,482,124	$83,786,460	$44,700	$3,765,285	$127,078,569

Total Liabilities	$(769,741)	$(1,647,977)	$(111,847)	$(133,850)	$(2,663,415)

	June 30, 2019
	Corporate	Mining
	Canada and BVI	Bolivia	Canada	China	Total
Cash and cash equivalents	$27,372,635	$384,332	$29,886	$63,108	$27,849,961
Bonds	10,942,898	-	-	-	10,942,898
Equity investments	5,110,893	-	-	-	5,110,893
Plant and equipment	32,714	1,255,631	-	22,458	1,310,803
Mineral property interests	-	73,281,417	-	3,534,665	76,816,082
Other assets	66,138	1,999,715	15,199	136,706	2,217,758
Total Assets	$43,525,278	$76,921,095	$45,085	$3,756,937	$124,248,395

Total Liabilities	$(921,806)	$(1,330,481)	$(111,847)	$(4,258)	$(2,368,392)

Page | 17

New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three months ended September 30, 2019 and 2018
(Expressed in Canadian dollars, except for share figures)

(b) Segment information for operating results are as follows:

	Three months ended September 30, 2019
	Corporate	Mining
	Canada and BVI	Bolivia	Canada	China	Total
Gain on equity investments	$2,183,627	$-	$-	$-	$2,183,627
Fair value change and interest earned on bonds	(78,074)	-	-	-	(78,074)
Interest income	9,828	-	-	67	9,895
	2,115,381	-	-	67	2,115,448
Salaries and benefits	186,348	-	-	16,650	202,998
Share-based compensation	295,925	-	-	-	295,925
Other operating expenses	505,259	-	4,185	573	510,017
Income (loss) before other income and expenses	1,127,849	-	(4,185)	(17,156)	1,106,508
Foreign exchange gain (loss)	176,344	-	-	(2)	176,342
Other income (expense)	15,000	-	(15,000)	-	-
Net income (loss)	$1,319,193	$-	$(19,185)	$(17,158)	$1,282,850
Attributed to:
Equity holders of the Company	$1,319,193	$-	$(19,185)	$(14,070)	$1,285,938
Non-controlling interests	-	-	-	(3,088)	(3,088)
Net income (loss)	$1,319,193	$-	$(19,185)	$(17,158)	$1,282,850

	Three months ended September 30, 2019
	Corporate	Mining
	Canada	Bolivia	Canada	China	Total
Loss on equity investments	$(364,957)	$-	$-	$-	$(364,957)
Fair value change and interest earned on bonds	480,839	-	-	-	480,839
Interest income	1,278	-	-	37	1,315
	117,160	-	-	37	117,197
Salaries and benefits	165,960	-	-	16,104	182,064
Share-based compensation	172,030	-	-	-	172,030
Other operating expenses	135,938	26,104	3,681	11,456	177,179
Loss before other income and expenses	(356,768)	(26,104)	(3,681)	(27,523)	(414,076)
Foreign exchange loss	(344,698)	(144)	-	-	(344,842)
Other income (expense)	15,000	-	(13,619)	-	1,381
Net loss	$(686,466)	$(26,248)	$(17,300)	$(27,523)	$(757,537)
Attributed to:
Equity holders of the Company	$(686,466)	$(26,248)	$(17,300)	$(22,569)	$(752,583)
Non-controlling interests	-	-	-	(4,954)	(4,954)
Net loss	$(686,466)	$(26,248)	$(17,300)	$(27,523)	$(757,537)

14. SUPPLEMENTARY CASH FLOW INFORMATION

Changes in non-cash operating working capital:	Three months ended September 30,
	2019	2018
Receivables	$(113,495)	$(25,259)
Deposits and prepayments	(216,767)	(200,009)
Accounts payable and accrued liabilities	664,394	(443,033)
Due to a related party	10,705	(4,106)
	$344,837	$(672,407)

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